Filed by Power & Digital Infrastructure Acquisition II Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Power & Digital Infrastructure Acquisition II Corp.

Commission File No. 001-41151

The following are excerpts from an article published by BloombergNEF at https://www.bnef.com/insights/31941/view (available on Bloomberg Terminal) that included remarks made by Matt Jore, Chief Executive Officer of Montana Technologies LLC (the “Company”) in an interview between Mr. Jore and BloombergNEF discussing the Company and its proposed business combination with Power & Digital Infrastructure Acquisition II Corp. (“XPDB”).

Bloomberg NEF

Montana Startup Sees More Efficient Home Cooling in Reach: Q&A

August 4, 2023

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I’m a motor specialist. What we learned when we were doing some electric bus modifications was that air conditioning drains more energy than the drivetrain. Further, buildings’ electricity use is 50% for air conditioning and hot water. Therefore, we sought a solution to make air conditioning and hot water more efficient and lower a building’s carbon footprint.

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When the AirJoule is in front of an evaporative cooling system it allows for a remarkable decrease in energy consumption because evaporative cooling is known to require less energy. AirJoule allows evaporative cooling systems to be used in humid environments, where 80% of the population lives. If you can do evaporative cooling coupled with AirJoule, you eliminate refrigerants, significantly reduce the energy budget, and greatly expand the market for evaporative cooling.

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We have a transformational system for managing what’s called the regeneration of the water vapor absorbing material. Therefore, AirJoule’s outputs are dehumidified and cooled air, and potable, PFAS-free water.

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The water vapor temperature goes up inside our proprietary condenser and turns the vapor to liquid water, so we get pure water – pure, PFAS-free, distilled water.

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There is 10 times more water in the form of water vapor in the atmosphere at any given time, where transportation of the water is free, than all of humanity consumes every year. The ability to harvest that water vapor out of the atmosphere has yet to achieve breakeven, until the AirJoule. There are about 630 watt-hours of thermal energy in every liter of water vapor and it takes us less than 100 watt-hours to harvest that. Therefore, we have about 500 watt-hours of thermal energy remaining when we pour out the liquid water and dehumidify and cool the air. That’s why we’re saying AirJoule is a paradigm shift. It’s the ability to access what is literally the world’s largest water storage, coupled with free transportation and the world’s largest energy storage – the energy stored in the form of thermal energy.

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We want to put distributed water generators everywhere. We envision deploying these in the millions all over the world and putting up solar panels so the AirJoule can be powered by solar energy, wherever you don’t have the grid. We have a great battery partner to assist that endeavor as well. So you can have a distributed water opportunity. Wherever you have an AirJoule system, you’re going to have dehumidified, cooled air, so it will also help preserve food longer.

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We have partnerships; an established global MOF supply relationship with BASF and a commercial relationship with CATL in Asia, Europe, and the Middle East. Lastly, we are close to finalizing a commercial relationship with a large multinational company that would cover the Americas, Africa and Australia.

Q: Why the SPAC model? SPACs were wildly popular last year but not so much now.

A: We knew we had to capitalize the company to efficiently scale and deploy the AirJoule on a global basis. We selected a partner with a company that we are merging with — XPDB — that is full of terrific high-character people. They have money, our trust, and bring global relationships that will help us scale. I’ve taken companies public before. It’s rigorous. They (XPDB) have already done it, so it makes perfect sense. It fits perfectly for us because it expedites the time to the public liquid markets, the credibility that comes with being public, the access to the capital that’s already in the trust and all of the network that XPDB brings.

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Forward-looking Statements

Certain statements in this communication (“Communication”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and within the meaning of the federal securities laws with respect to the proposed business combination between XPDB and the Company, including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the likelihood and ability of the parties to successfully consummate the proposed business combination, the impact, cost and performance of the AirJouletm technology once commercialized, the likelihood of finalizing certain commercial relationships, the services offered by the Company and the markets in which the Company operates or expects to operate, business strategies, industry environment, potential growth opportunities and the effects of regulations. These forward-looking statements generally are identified by the words “believe,” “predict,” “project,” “potential,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “should,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of XPDB securities; (ii) the risk that the proposed business combination may not be completed by XPDB’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by XPDB; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by XPDB’s stockholders, the satisfaction of the minimum aggregate transaction proceeds amount following redemptions by XPDB’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the failure to obtain financing to complete the proposed business combination and to support the future working capital needs of the Company; (v) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (vi) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company’s employee retention as a result of the proposed business combination; (vii) the outcome of any legal proceedings that may be instituted against XPDB or the Company related to the agreement and the proposed business combination; (viii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (ix) the ability to maintain the listing of the XPDB’s securities on the NASDAQ; (x) the price of XPDB’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company plans to operate, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, including the possibility of cost overruns or unanticipated expenses in development programs, and the ability to identify and realize additional opportunities; (xii) the enforceability of the Company’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (xiii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in XPDB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov and other documents filed, or to be filed with the SEC by XPDB, including the Registration Statement. The foregoing list of factors is not exhaustive. There may be additional risks that neither XPDB or the Company presently know or that XPDB or the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in XPDB’s definitive proxy statement contained in the Registration Statement (as defined below), including those under “Risk Factors” therein, and other documents filed by XPDB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and XPDB and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither XPDB nor the Company gives any assurance that either XPDB or the Company will achieve its expectations.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed business combination, XPDB has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary prospectus and preliminary proxy statement of XPDB. The proxy statement/prospectus is not yet effective. The definitive proxy statement/prospectus, when it is declared effective by the SEC, will be sent to all XPDB stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of XPDB’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). XPDB may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/final prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and may contain information that an investor will consider important in making a decision regarding an investment in XPDB’s securities. Before making any voting decision, investors and security holders of XPDB and other interested parties are urged to read the Registration Statement and the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will also be able to obtain free copies of the definitive proxy statement/final prospectus and all other relevant documents filed or that will be filed with the SEC by XPDB through the website maintained by the SEC at www.sec.gov, or by directing a request to XPDB, 321 North Clark Street, Suite 2440, Chicago, IL 60654 or by contacting Morrow Sodali LLC, XPDB’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

XPDB, the Company and certain of their respective directors, executive officers may be deemed participants in the solicitation of proxies from XPDB’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers of XPDB and a description of their interests in XPDB is set forth in XPDB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s website at www.sec.gov, or by directing a request to XPDB, 321 North Clark Street, Suite 2440, Chicago, IL 60654. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer and Non-Solicitation

This Communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of XPDB, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

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